SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2001

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                          to

Commission File Number:  001-16201

FRONTIER GROUP BARGAINING UNIT

EMPLOYEES’ RETIREMENT SAVINGS PLAN

435 West Commercial Street

East Rochester, NY 14445

(Full title and address of the Plan)

GLOBAL CROSSING LTD.

(Name of the issuer of the securities held pursuant to the Plan)

Wessex House

45 Reid Street

Hamilton HM12 Bermuda

(Address of principal executive office of the issuer)

FRONTIER GROUP BARGAINING UNIT

EMPLOYEES’ RETIREMENT SAVINGS PLAN

INDEPENDENT AUDITORS’ REPORT

To the Plan Administrator of the

Frontier Group Bargaining Unit Employees’ Retirement Savings Plan

We have audited the accompanying statements of net assets available for benefits of the Frontier Group Bargaining Unit Employees’ Retirement Savings Plan (the Plan) as of December 31, 2001 and the related statement of changes in net assets available for benefits for the year ended December 31, 2001. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit. The statement of net assets available for benefits of the Frontier Group Bargaining Unit Employees’ Retirement Savings Plan as of December 31, 2000 was audited by other auditors whose report, dated June 8, 2001, expressed an unqualified opinion on that statement.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all materials respects, the net assets available for benefits of the Plan as of December 31, 2001, and the changes in its net assets available for benefits for the year ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 7 to the financial statements, effective December 31, 2001 the Plan and its assets were merged into a Plan maintained by the Plan sponsor’s parent corporation.

As discussed in Note 8 to the financial statements, on January 28, 2002, the Plan’s sponsor and its parent corporation filed for bankruptcy protection under Chapter 11 of the United States Code. In addition, certain individuals associated with the Plan and its sponsor have been named in civil enforcement actions under Section 502(a) of the Employee Retirement Income Security Act of 1974. The United States Department of Labor (the DOL) has also commenced an investigation of certain benefit plans maintained by the Plan sponsor and its parent corporation. The ultimate outcome of these matters cannot presently be determined.

Respectfully Submitted,

/S/    INSERO, KASPERSKI, CIACCIA & CO., P.C.

Insero, Kasperski, Ciaccia & Co., P.C.

Certified Public Accountants

Rochester, New York

August 28, 2002, except for Note 8, as to which the date is April 30, 2003

FRONTIER GROUP BARGAINING UNIT

EMPLOYEES’ RETIREMENT SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2001 AND 2000

	2001	2000
ASSETS
Investments, at Fair Value
Registered Investment Companies	$—	$18,297,751
Common/Collective Trust	—	16,979,048
Global Crossing Ltd. Common Stock	—	22,415,179
Participant Loans	—	3,577,210

Total Investments	—	61,269,188

Receivables:
Participant Contributions	—	107,148
Employer Contributions	—	48,757

Total Receivables	—	155,905

Total Assets	—	61,425,093

LIABILITIES	—	—

Net Assets Available for Benefits	$—	$61,425,093

The accompanying notes are an integral part of this financial statement.

FRONTIER GROUP BARGAINING UNIT

EMPLOYEES’ RETIREMENT SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 2001

Additions:
Additions to Net Assets Attributed to:
Investment Income:
Interest and Dividends	$764,394

Contributions:
Participants	4,225,596
Employer	2,700,875

6,926,471

Total Additions	7,690,865

Deductions:
Deductions from Net Assets Attributed to:
Net Depreciation in Fair Value of Investments	16,830,384
Benefits Paid to Participants	1,930,729
Excess Contributions	53,661
Miscellaneous Fees	12,172

Total Deductions	18,826,946

Net Decrease Prior to Fund Transfers	(11,136,081)
Transfer to The Global Crossing Employees’ Retirement Savings Plan	(6,065,112)
Transfer to Non-Frontier Sponsored Plan	(44,223,900)

Net Decrease	(61,425,093)
Net Assets Available for Benefits:
Beginning of Year	61,425,093

End of Year	$—

The accompanying notes are an integral part of this financial statement.

FRONTIER GROUP BARGAINING UNIT

EMPLOYEES’ RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2001 AND 2000

Note 1	Description of Plan

The following brief description of the Frontier Group Bargaining Unit Employees’ Retirement Savings Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the plan document for more complete information. The Plan is a defined contribution plan established effective March 1, 1994 and sponsored by the former Frontier Corporation (now known as Global Crossing North America, Inc.) (“GCNA”), which is a subsidiary of Global Crossing, Ltd (“GCL” and together with its consolidated subsidiaries, the “Company”). The Plan was amended and restated effective January 1, 1999. The Plan is subject to the applicable provisions of the Employee Retirement Income Security Act of 1974 (ERISA) as amended.

In June 2001, in connection with the sale of the Company’s Incumbent Local Exchange Carrier business (“ILEC”) companies to Citizens Communications Company (an unrelated party) (the “ILEC Sale”), the Plan transferred the participant accounts of the employees of the ILEC companies to the Citizens Communications Company Plan. Amounts transferred were $44,223,900.

Eligibility

Through the date of the ILEC Sale to Citizens Communications Company, all bargaining unit employees covered by a collective bargaining agreement, except for temporary, summer, and leased employees that were scheduled to work 1,000 hours or more, were eligible to participate in the Plan based upon the respective collective bargaining agreements.

The Plan allows the Company’s Employee Benefit Committee to transfer participant accounts from plans in which the participants are no longer eligible to participate into a substantially similar 401(k) plan sponsored by the Company or any corporation/business entity in which the Company has a 50 percent or more ownership or profits interest. These transfers are included in the statement of changes in net assets available for benefits, as a transfer to The Global Crossing Employees’ Retirement Savings Plan. Amounts transferred were $6,065,112.

Administration

The Plan is administered by GCNA’s Employee Benefits Committee whose members are appointed by GCNA’s Board of Directors. The Trustee of the Plan is Putnam Fiduciary Trust Company (the “Trustee”).

Assets Held in Trust

Through December 31, 2001, all plan assets (other than those transferred to the Citizens Communications Company) were held in trust with Putnam Fiduciary Trust Company. Among other duties, the Trustee is responsible for the custody, record keeping, investing of Plan assets and for payment of benefits to eligible participants.

Through the date of the ILEC Sale to Citizens Communications Company, the Plan provided participants the option of having their basic and supplemental contributions to the Plan made on a salary reduction basis or on an after-tax basis. Upon enrollment in the Plan, a participant was allowed to direct contributions into the following investment options.

FRONTIER GROUP BARGAINING UNIT

EMPLOYEES’ RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2001 AND 2000

Note 1	Description of Plan—Continued

Putnam Income Fund—

Funds are primarily invested in corporate bonds and U.S. government and agency obligations.

Putnam Global Growth Income—

Funds are primarily invested in foreign and domestic common stock.

Putnam Voyager Fund—

Funds are invested in emerging growth companies and opportunity stocks.

Putnam Fund for Growth & Income—

Funds are primarily invested in common stocks.

Putnam Asset Allocation Fund Balanced Portfolio—

Funds are invested in stocks, bonds, and money market instruments.

Putnam S&P 500 Index Fund—

Funds are primarily invested in stocks that are listed in the S&P 500 Index.

Stable Value Fund—

Funds are invested in a diversified portfolio of high-quality stable value investments offering price stability and liquidity.

Global Crossing Ltd. Common Stock—

Funds are invested in common stock of Global Crossing Ltd., parent company of Global Crossing North America, Inc. In 2002, the Plan’s sponsor elected to freeze this option so that Plan participants can no longer allocate contributions to purchase common stock of GCL, however, participants are not required to liquidate shares of GCL common stock purchased prior to this date. See Note 6, Investments, concerning the Plan’s valuation of GCL’s common stock.

The shares of common stock in Global Crossing Ltd. are qualifying employer securities as defined by ERISA. Each individual’s investment in these funds is recorded in his or her account on a per share basis. All other funds are tracked in a dollar value basis with each fund’s activity allocated to participants on a prorata basis. Therefore the plan does not record activity on a unit basis.

Through the date of the ILEC Sale, the Plan contained provisions that each participant may voluntarily make contributions through a salary reduction agreement for whatever whole percentage a participant chooses, up to a maximum of 16 percent, subject to maximum contribution provisions imposed by the Internal Revenue Code.

FRONTIER GROUP BARGAINING UNIT

EMPLOYEES’ RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2001 AND 2000

Note 1	Description of Plan—Continued

Individual accounts which record the participant’s contributions, the earnings on all contributions, and the amount of the participant’s interest in each fund, are maintained for each participant. The participant’s contributions during a month are allocated directly to his or her individual account when the Trustee receives contributions. Participants have the option to invest their contributions in any of the funds and may change their allocation between funds at any time.

Employer matching and nonmatching contributions are made in accordance with each participating employer’s bargaining unit agreement.

Contributions and Vesting

Participants are immediately 100 percent vested in their voluntary contributions and actual earnings thereon. Participants should refer to their respective bargaining agreements for vesting requirements of employer contributions.

Payment of Benefits

Payment of benefits generally begins upon termination of service and attaining normal retirement age (65). A participant may elect to receive either a lump-sum amount equal to the value of his or her vested account balance, or a participant may elect to receive installments over a period not to exceed 20 years. However, a participant who has reached age 59 ½, but who has not yet terminated employment may withdraw all or a portion of his or her accumulated account balance in accordance with the terms of the Plan. In-Service withdrawals are also permitted under other limited circumstances such as financial hardship.

If upon termination of service, a participant does not attain normal retirement age and the participant’s vested account balance is greater than $5,000, the participant may elect to leave their vested account in the Plan, receive a lump-sum amount, a direct rollover to a qualified plan under Section 401 of the Internal Revenue Code (“IRC”), or a direct rollover to a qualified Individual Retirement Account equal to the value of his or her vested account balance. If the vested account balance is less than $5,000, the balance must be distributed to the participant as soon as administratively feasible.

Participant Loans

Loans are available to participants in the Plan on a nondiscriminatory basis. Participant loans cannot exceed the lesser of 50 percent of the vested amounts in the participant’s account or $50,000. A participant may only have two loans outstanding, and they are treated as directed investments by the borrower with respect to his or her account. The interest rate on loans is established based on the prime rate, under current plan provisions. Interest paid on the loan is credited to the borrower’s account and the participant does not share in the income of the Plan’s assets with respect to the amounts outstanding. Loans have a term of no more than five years except that a loan may be granted for a period not to exceed 25 years if the proceeds are used to purchase the participant’s principal residence.

FRONTIER GROUP BARGAINING UNIT

EMPLOYEES’ RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2001 AND 2000

Note 1	Description of Plan—Continued

Administrative Expenses

Significant expenses associated with the Plan are paid by the Company.

Note 2	Summary of Significant Accounting Policies

Basis of Accounting

The financial statements have been prepared on the accrual basis of accounting.

Contributions and Benefits Paid

Contributions are recorded by the Plan when withheld from employees and accrued by the Company. Benefits are recorded when paid.

Participants may receive distributions in cash or in common stock for amounts invested in Global Crossing Ltd. common stock. Purchases and sales of securities are recorded on the trade date.

Investment Valuation and Income Recognition

Investments in registered investment companies and employer securities are stated at fair value, measured by quoted market prices. Investments in common/collective trust funds are stated at estimated fair values, which represent the net asset value of shares held by the Plan at year-end. Adjustments for unrealized appreciation or depreciation of such values are included in the operating results of the Plan. Participant loans are valued at cost, which approximates fair value.

Interest and dividend income is recorded as earned on an accrual basis.

The Plan provides for investments which, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term, and such changes could materially affect the amounts reported in the statement of net assets available for benefits.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

FRONTIER GROUP BARGAINING UNIT

EMPLOYEES’ RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2001 AND 2000

Note 3	Transactions with Parties–In-Interest

The Plan’s holdings of Global Crossing Ltd. common stock, the Putnam Investment, Inc. common/collective trust, and the Putnam Investments, Inc. registered investment company funds are party-in-interest investments.

As of December 31, 2001, the Plan held -0- shares of Global Crossing Ltd. common stock at a fair market value of $-0-. As of December 31, 2000, the Plan held 1,566,126 shares of Global Crossing Ltd. common stock at a fair market value of $22,415,179.

Note 4	Federal Income Tax Status

The Plan obtained its latest determination letter on February 14, 1995, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the IRC. The Plan has been amended since receiving the determination, however, the plan administrator and management believe the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, they believe that the Plan was qualified and the related trust was tax-exempt as of the financial statement date.

Note 5	Benefits Payable

In accordance with generally accepted accounting principles, obligations to terminated employees for claims approved but not yet paid are not shown as a plan liability (nor as a reduction of net assets available for benefits) and totaled $-0- and $39,390 at December 31, 2001 and 2000, respectively.

Note 6	Investments

The fair market value of the individual investments that represent 5 percent or more of the net assets available for plan benefits at December 31, 2001 and 2000 is as follows:

	2001	2000
Putnam Global Growth Fund	$—	$4,195,816
Putnam Voyager Fund	—	10,126,149
Putnam S&P 500 Index Fund	—	6,829,410
Stable Value Fund	—	10,149,638
Global Crossing Ltd. Common Stock	—	22,415,179

	$—	$53,716,192

FRONTIER GROUP BARGAINING UNIT

EMPLOYEES’ RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2001 AND 2000

Note 6	Investments—Continued

During 2001, the Plan’s investments (including unrealized and realized gains and losses on investments bought and sold, as well as held during the year) depreciated in value by $16,830,384 as follows:

Mutual Funds	$(2,957,613)
Common Stock	(13,296,048)
Common/Collective Trust	(576,723)

$16,830,384

Note 7	Plan Termination/Merger

The Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will remain 100 percent vested in their accounts.

In connection with the ILEC Sale, the Plan was merged with The Global Crossing Employees’ Retirement Savings Plan. As a result, all remaining participants with account balances subsequent to the transfer to Citizens Communication Company had their balances transferred to The Global Crossing Employees’ Retirement Savings Plan.

Note 8	Subsequent Events and Uncertainties

Subsequent to the original issuance of the Plan’s 2001 financial statements and the report thereon dated August 28, 2002, certain information related to subsequent events and uncertainties disclosed in the footnotes to the originally issued financial statements has been updated for events through the date of this footnote, April 30, 2003, as follows:

Bankruptcy Filings

On January 28, 2002, GCL and certain of its subsidiaries (collectively, the “Debtors”) filed voluntary petitions for relief under Chapter 11 of title 11 of the United States Code (the “Bankruptcy Code”) in the United States Bankruptcy Court for the Southern District of New York (the “Bankruptcy Court”) (Case Nos. 02-40187(REG) through 02-40241(REG)). The Debtors continue to manage their properties and operate their businesses as “debtors in possession” under the jurisdiction of the Bankruptcy Court and in accordance with the applicable provisions of the Bankruptcy Code. On the same date, GCL and certain of its Bermuda subsidiaries commenced insolvency proceedings in the Supreme Court of Bermuda (the “Bermuda Court”) (Case Nos. 2002:28 through 2002:39).

On April 24, August 4 and August 30, 2002, GT U.K. Ltd., SAC Peru S.R. L., and an additional 23 subsidiaries of GCL, respectively, filed voluntary petitions for relief under the Bankruptcy Code in the Bankruptcy Court (Case Nos. 02-11982 (REG), 02-13765 (REG) and 02-14268 (REG) through 02-14290 (REG)) in order to coordinate the restructuring of those companies with the restructuring of the existing debtors. These subsidiaries will follow the same guidelines and requirements as the Debtors and be included in the disclosure information of the Debtors as of their respective filing dates. Furthermore, certain of these subsidiaries commenced insolvency proceedings in the Bermuda Court (Case Nos. 2002:326 through 2002:329) on September 4, 2002.

FRONTIER GROUP BARGAINING UNIT

EMPLOYEES’ RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2001 AND 2000

Note 8	Subsequent Events and Uncertainties—Continued

Plan of Reorganization

On September 16, 2002, the Company filed a Chapter 11 Plan of Reorganization (the “Reorganization Plan”) and accompanying disclosure statement (the “Disclosure Statement”) with the Bankruptcy Court. On October 17, 2002, the Company filed an amended Reorganization Plan and amended Disclosure Statement. The proposed Reorganization Plan implements the terms of the Purchase Agreement, dated as of August 9, 2002 and amended on December 20, 2002 (the “Purchase Agreement”), among the Company, Hutchison, and ST Telemedia. Under the Purchase Agreement, Hutchison and ST Telemedia contracted to invest a total of $250 million for a 61.5 percent majority interest in a newly formed company upon the Company’s emergence from bankruptcy. Under the Reorganization Plan, the newly formed company will own the Company’s operating businesses and assets. The terms of the Purchase Agreement also provide that the Company’s banks and unsecured creditors will receive 38.5 percent of the common equity in the newly constituted company, approximately $318 million in cash, and $200 million of new debt in the form of senior secured notes. The Purchase Agreement provides for certain terms and conditions, including complying with specific financial covenants to be met through December 31, 2002, and obtaining regulatory approvals. The Purchase Agreement also contains standard representations, warranties, and covenants and contemplates that the Company will retain its non-core businesses.

In the event regulatory approval of the proposed investment by Hutchison and ST Telemedia has not been obtained by April 30, 2003, the Purchase Agreement permits (but does not require) the Company, Hutchison, or ST Telemedia to terminate its obligations thereunder. In the event Hutchison or ST Telemedia terminates its obligations, the remaining investor has the right to assume all the rights and obligations of the terminating investor. As of the date hereof, the Company has not obtained all the regulatory approvals necessary to complete the transaction. On April 30, 2003, Hutchison withdrew from the Purchase Agreement and ST Telemedia assumed all of Hutchison’s rights and obligations. As a result, ST Telemedia will increase its original $125 million investment to a total of $250 million for a 61.5 percent majority interest in a newly formed company upon the Company’s emergence from bankruptcy. The Company intends to seek regulatory approval of the transaction based on ST Telemedia as the sole investor. A copy of the Purchase Agreement is on file with the Bankruptcy Court and is attached to the Plan as Exhibit E. Reference is made to the Purchase Agreement for a more complete description of its terms and conditions.

FRONTIER GROUP BARGAINING UNIT

EMPLOYEES’ RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2001 AND 2000

Note 8	Subsequent Events and Uncertainties—Continued

Plan of Reorganization—Continued

The Reorganization Plan also implements an agreement in principle as to the allocation of the cash, new debt, and common equity provided under the Purchase Agreement among the Company’s prepetition creditor constituencies. Existing common equity and preferred shareholders of the Company will not participate in the new capital structure. Reference is made to the Reorganization Plan and Disclosure Statement for a complete description of such allocations. On October 21, 2002, the Bankruptcy Court approved the Disclosure Statement (as amended) and related solicitation procedures. On October 28, 2002, the Company commenced solicitation of acceptances and rejections of the Reorganization Plan. On December 17, 2002, the Bankruptcy Court confirmed the Reorganization Plan, subject to the entry of a formal confirmation order and documentation of the resolution of any outstanding objections. One of the objections that was settled was a dispute between the Company and Citizens Communications Company (“Citizens”) under which the Company agreed to transfer the relevant pension assets related to the Frontier Corporation Plan for Employees’ Pension and Death Benefits to Citizens as originally contemplated by the purchase agreement under which Citizens purchased the local exchange operations of the Company. Such transfer occurred on February 3, 2003, subject to any necessary adjustments to “true-up” the amount transferred. On December 27, 2002, the conditions specified by the Bankruptcy Court on December 17, 2002 were met and as a result the Bankruptcy Court entered the order confirming the Company’s Reorganization Plan.

Schemes of Arrangement in Bermuda

On October 24, 2002, GCL and each of the other Bermuda subsidiaries that have commenced insolvency proceedings in the Bermuda Court (the “Bermuda Debtors”) were granted approval by the Bermuda Court to hold meetings of their creditors for the purpose of considering and voting upon schemes of arrangement (the “Schemes”). A Scheme is a compromise or arrangement between a company and some or all of its creditors. The meetings to consider and vote upon each of the Schemes were held in Bermuda on November 25 and 28, 2002. The requisite majorities of creditors approved all of the Schemes. Subsequently, an application was made to the Bermuda Court to have the Schemes sanctioned (i.e. approved, a step equivalent to the Confirmation order), and on January 3, 2003 all of the Schemes were sanctioned by the Bermuda Court. Under the terms of the Schemes the creditors of the Bermuda Debtors will receive a distribution on the same terms as proposed in the Reorganization Plan.

FRONTIER GROUP BARGAINING UNIT

EMPLOYEES’ RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2001 AND 2000

Note 8	Subsequent Events and Uncertainties—Continued

Appointment of Examiner and Independent Public Accountant

By order dated November 20, 2002, the Bankruptcy Court directed the appointment of an examiner. On November 25, 2002, the United States Trustee appointed Martin E. Cooperman, a partner of Grant Thornton LLP (“GT”), as the Examiner. Mr. Cooperman and the Audit Committee of the Board of Directors of GCL retained Grant Thornton LLP to assist the Examiner. In general, the Examiner’s role is limited to reviewing the financial statements of the Company for the fiscal years ended December 31, 2001 and December 31, 2002, and earlier periods if any restatement of those periods is necessary. As part of his role, the Examiner, with the assistance of GT, will audit any revised financial statements and issue a report as to such financial statements. Separately, on November 27, 2002, the Examiner and the Audit Committee of the Board of Directors filed an application with the Bankruptcy Court to retain GT as the independent auditors of the Company effective as of November 25, 2002. The Bankruptcy Court approved this application on December 11, 2002 and an engagement letter formalizing GT’s appointment was executed on January 8, 2003. The Examiner’s first interim report to the Bankruptcy Court was filed on February 24, 2003.

Litigation

Subsequent to December 31, 2001, several lawsuits were filed against present and former directors, officers, and employees of GCL or its affiliates. These lawsuits were filed in the United States District Courts for the Central District of California and the Western District of New York for civil enforcement under Section 502(a) of the Employee Retirement Income Security Act of 1974 (ERISA), on behalf of past and present participants in The Global Crossing Employees’ Retirement Savings Plan and its predecessors, including the Frontier Group Bargaining Unit Employees’ Retirement Savings Plan. One of these actions is brought specifically on behalf of past participants in the Frontier Group Bargaining Unit Employees’ Retirement Savings Plan (the “Bargaining Unit Action”). Neither the Plan nor the Global Crossing Employees’ Retirement Savings Plan has been named as a defendant in any of these actions as of the date of these financial statements. However, the individual defendants include certain members of the Global Crossing Employee Benefits Committee, which is responsible for administering the benefit plans of GCL and its subsidiaries. On September 6, 2002, the Multidistrict Litigation (“MDL”) Panel issued an order transferring a number of these ERISA class actions (as well as class actions brought on behalf of shareholders containing factual allegations found in the ERISA class actions) to the Honorable Gerald E. Lynch of the United States District Court for the Southern District of New York for consolidation and/or coordination of pre-trial proceedings. Following an initial conference held on November 4, 2002, Judge Lynch established a schedule for the submission of briefs on certain preliminary matters, including the scope of consolidation of the actions and the appointment of lead plaintiffs and their counsel. On November 26, 2002,

FRONTIER GROUP BARGAINING UNIT

EMPLOYEES’ RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2001 AND 2000

Note 8	Subsequent Events and Uncertainties—Continued

Litigation—Continued

the Bargaining Unit Action plaintiffs filed an amended complaint. On December 13, 2002, Judge Lynch issued an order consolidating the ERISA class actions separate from the shareholder actions, with the exception of the Bargaining Unit Action, which will be coordinated for pretrial purposes with the other ERISA actions but not consolidated with those actions in a single complaint. The December 13, 2002 order also set a schedule for the submission of amended and consolidated complaints and for briefing on motions to dismiss those complaints. On January 27, 2003, the ERISA plaintiffs in the consolidated actions filed a consolidated complaint alleging various breaches of fiduciary duty with respect to the ERSP and its predecessor plans and stated that the plaintiffs intend to pursue claims against GCL at a later date. The outcome of these actions against the individual defendants and the impact of these actions, if any, on these financial statements are uncertain as of the date of these financial statements.

United States Department of Labor Investigation

In February 2002, the United States Department of Labor (the DOL) commenced an investigation of certain of GCL’s benefit plans including The Global Crossing Employees’ Retirement Savings Plan. The DOL has issued subpoenas to the Company for the production of documents related to the Plans and the Company has produced documents to the DOL in response to the subpoenas. In addition, a number of current and former officers and employees of the Company have been interviewed by the DOL’s staff. The DOL’s inquiry is ongoing and as of the date of these financial statements, the DOL has not made a formal assertion of any claim against GCL or the Plan. The outcome of this DOL action and its impact, if any, on these financial statements is uncertain as of the date of these financial statements.

Other Matters

On April 2, 2002 GCL announced that the filing with the Securities and Exchange Commission (the “SEC”) of its Annual Report on Form 10-K for the fiscal year ended December 31, 2001 would be delayed. Arthur Andersen LLP (“Andersen”), GCL’s independent public accountants at the time, had previously informed GCL that Andersen would not be able to deliver an audit report with respect to GCL’s financial statements for the year ended December 31, 2001 contained in the Annual Report on Form 10-K until the completion of an investigation by a special committee of GCL’s board of directors into allegations regarding the Company’s accounting and financial reporting practices made by a former employee of the Company. Among these allegations are claims that the Company’s accounting for purchases and sales of fiber optic capacity and services with its carrier customers (“concurrent transactions”) has not complied with Accounting Principles Generally Accepted in the United States of America (“US GAAP”).

FRONTIER GROUP BARGAINING UNIT

EMPLOYEES’ RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2001 AND 2000

Note 8	Subsequent Events and Uncertainties—Continued

Other Matters—Continued

During June 2002, Andersen informed GCL and the audit committee of its board of directors that Andersen’s conviction for obstruction of justice would effectively end the firm’s audit practice and, as a result, Andersen expected that it would cease practicing before the SEC by August 31, 2002. Andersen has ceased such practice and, as a result, Andersen is unable to provide an audit report with respect to the Company’s financial statements for the year ended December 31, 2001. In recognition of these investigations, the cessation of Andersen’s audit practice and in light of the demands of the bankruptcy process, the Company has not yet completed preparation of its financial statements and other disclosures required in the Form 10-K.

The Los Angeles office of the SEC is inquiring into the Company’s concurrent transactions, as well as various accounting and disclosure issues relating to such transactions. The U.S. Attorney’s Office for the Central District of California also has been investigating these matters. The Company has produced documents to the SEC and the U.S. Attorney in connection with these inquiries. The SEC also has deposed a number of current or former Company directors, officers and employees and the Company’s outside counsel, who rendered legal advice in connection with certain issues relating to the concurrent transactions. The FBI, on behalf of the U.S. Attorney, also has interviewed former Company officers and employees. The Company has been, and continues to be, engaged in discussions with the SEC staff conducting the inquiry regarding the possibility of a settlement thereof.

The Company has also provided documents to the Denver office of the SEC in connection with an inquiry that, the Company understands, is focused on Qwest Communications International, Inc., with which the Company entered into several concurrent transactions during 2000 and 2001. The Denver office also has deposed a number of current or former Company employees regarding these matters.

During the 107th Congress, the staff of the Subcommittee on Oversight and Investigations of the House of Representatives Energy and Commerce Committee investigated the matters described above. In connection with that investigation, the Company produced documents and the staff interviewed current and former officers and employees of the Company. The Subcommittee held hearings on September 24, 2002, and October 1, 2002, regarding the matters described above. The House of Representatives Financial Services Committee requested that the Company produce documents on matters relating to corporate governance and the transaction with Hutchison and ST Telemedia, and the Company has responded to those requests. In addition, in connection with his investigation of Salomon Smith Barney, the Attorney General of the State of New York has served three subpoenas for documents on the Company, to which the Company has responded by producing the requested documents.

FRONTIER GROUP BARGAINING UNIT

EMPLOYEES’ RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2001 AND 2000

Note 8	Subsequent Events and Uncertainties—Continued

Other Matters—Continued

As reported in GCL’s Disclosure Statement, which was approved by the Bankruptcy Court on October 28, 2002, the Company announced on October 21, 2002 that it would restate certain financial statements contained in filings previously made with the SEC. The Company’s restatements will record exchanges between carriers of leases of telecommunications capacity at historical carryover basis, pursuant to Accounting Principles Bulletin No. 29 (“APB No. 29”), resulting in no recognition of revenue for such exchanges. The Company had previously relied on guidance provided by Arthur Andersen, its independent accounting firm during the periods subject to restatement, and on an industry white paper provided by Arthur Andersen that set forth principles for accounting for sales and exchanges of telecommunications capacity and services. The SEC staff, however, has advised the Company that its previous accounting for these exchanges did not comply with US GAAP, and that financial statements materially affected by accounting for the exchange transactions at historical carryover basis must be restated. Arthur Andersen has notified the Company that it does not agree with the interpretation of APB No. 29 that requires the restatement. The Company ceased recognition of revenue related to exchanges of leases of telecommunications capacity as of October 1, 2002.

The Company has also determined that, for exchanges that involve service contracts, it will continue to record revenue over the lives of the relevant contracts at fair values under APB No. 29, but that its balance sheet will not reflect the entire value of the contracts received or given in the exchanges. Accordingly, the revenue contributed by previous exchanges involving service contracts will not be restated, but the fair values of these exchanges involving services will be removed from the balance sheets previously filed. The SEC staff does not object to the Company’s conclusions regarding this new treatment of exchanges involving service contracts.

Following a detailed review of the complex agreements and accounting for exchanges with other carriers of telecommunications capacity, the Company completed the work necessary to record the restatements of such exchange transactions during the 4th quarter of 2002. As a result, during the month ended December 31, 2002, the Company recorded adjustments to its December 2002 operating results and financial position to reflect the impact for the year 2002 of the updated accounting treatment for such exchange transactions. Details pertaining to the adjustments recorded by the Company in December 2002 can be obtained from the Company’s Monthly Operating Report for the month ended December 31 2002, which was filed with the Bankruptcy Court on March 5, 2003.

The Company has not yet filed its results for the full years ended December 31, 2001 and December 31, 2002, and expects to utilize the accounting treatment described above for exchanges of telecommunications capacity and service contracts as it prepares that filing, and as it reports results in the future.

The ultimate impact, if any, on the accompanying financial statements resulting from the outcome of these matters cannot presently be determined.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Employee Benefits Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Frontier Corporation
Bargaining Unit Employees’
Retirement Savings Plan
Dated: May 9, 2003	/S/ DAN J. COHRS
Dan J. Cohrs Executive Vice-President and Chief Financial Officer

EXHIBIT INDEX

Exhibit Number	Exhibit
23	Consent of Insero, Kasperski, Ciaccia & Co., P.C. (filed herewith).